

October 3, 2011

Via E-mail
Michael Chen
President
Golden Bridge Corp.
83 Chrystie Street # 6F
New York, NY 10002

>   **Re: Golden Bridge Corp.**
>   **Amendment No. 1 to Form 10**
>   **Filed September 22, 2011**
>   **File No. 000-54475**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated September 7, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Form of Acquisition, page 2

1. We note your response to our prior comment seven and reissue. Please revise your disclosure to provide a reasonable estimate of the sum required to consummate your acquisition or reverse merger. To the extent it is not possible for you to provide such an estimate, please disclose that such acquisition or reverse merger may be costly, that you have limited resources with which to complete the acquisition or reverse merger, and that all of your remaining cash might be exhausted prior to or in the process of trying to complete the acquisition or reverse merger.

2. Please revise the third paragraph on page 3 to discuss in greater detail the business contacts and relationships of your sole officer and director that will be utilized to identify a business combination target. Please discuss, in particular, his relevant contacts and relationships in China given your intent to merge with a company located in China. Please also revise your discussion of Mr. Chen's business experience on page 7 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

3. We note your revised disclosure in response to our prior comment 11. Please balance your disclosure by highlighting that you may not end up having greater access to capital

Michael Chen
Golden Bridge Corp.
October 3, 2011
Page 2

markets simply by virtue of your public company status and therefore merging with a company in need of additional capital may come with additional risks and challenges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (via E-mail): David N. Feldman, Esq.
Richardson & Patel, LLP